SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 17)*

Oaktree Specialty Lending Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67401P 108

(CUSIP Number)

Leonard M. Tannenbaum

525 Okeechobee Boulevard, Suite 1770

West Palm Beach, FL 33401

(203) 930-2139

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67401P 108	13D	Page 2 of 5 Pages

1	Name of Reporting Persons Leonard M. Tannenbaum
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF, AF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,835,076
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,835,076
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,835,076
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares) ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 14.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 67401P 108	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Schedule 13D/A constitutes Amendment No. 17 to the Schedule 13D filed by Leonard M. Tannenbaum on December 31, 2015, as amended on January 29, 2016, February 24, 2016, March 29, 2016, September 12, 2016, December 21, 2016, March 7, 2017, March 10, 2017, March 27, 2017, July 17, 2017, October 4, 2017, October 25, 2017, April 12, 2019, July 9, 2019, December 20, 2019, January 30, 2020 and December 15, 2020. Except as amended herein, each such prior Schedule 13D, as previously amended, remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the reporting persons’ Schedules 13D as previously amended.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

Pursuant to the Agreement and Plan of Merger, dated as of October 28, 2020 (the “Merger Agreement”), by and among the Issuer, Oaktree Strategic Income Corporation (“OCSI”), Lion Merger Sub, Inc. and Oaktree Fund Advisors LLC (for the limited purposes set forth therein), each share of OCSI common stock, par value $0.01 per share, was converted into the right to receive 1.3371 shares of the Issuer’s common stock, par value $0.01 per share (“Shares”), having a market value of $6.16 per share at the close of trading on March 18, 2021.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 140,960,651 Shares outstanding as of February 2, 2021, as reported in the Issuer’s Form 10-Q as filed on February 4, 2021, and 39,400,011 Shares issued pursuant to the Merger Agreement, as reported in the Issuer’s Form 8-K as filed on March 19, 2021. For purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Tannenbaum has shared voting and dispositive power with Oaktree over the following Shares: (i) 23,122,479 Shares held by Mr. Tannenbaum directly; (ii) 1,379,824 Shares held by the Leonard M. Tannenbaum Foundation, for which Mr. Tannenbaum serves as the President; and (iii) 1,332,773 Shares held directly by the Leonard M. Tannenbaum 2012 Trust for the benefit of certain members of Mr. Tannenbaum’s family for which Mr. Bernard D. Berman and Mr. James Castro-Blanco are Co-Trustees.

(c)       Schedule A sets forth all transactions with respect to Shares effected during the past 60 days.

CUSIP No. 67401P 108	13D	Page 4 of 5 Pages

Schedule A

Name	Date of Transaction	Description of Transaction	Amount of Securities	Price per Share[1]
Leonard M. Tannenbaum	February 19, 2021	Open-Market Sale	72,600	$6.1066
Leonard M. Tannenbaum	February 22, 2021	Open-Market Sale	100,000	$6.1423
Leonard M. Tannenbaum	February 23, 2021	Open-Market Sale	54,798	$6.1054
Leonard M. Tannenbaum	February 24, 2021	Open-Market Sale	100,000	$6.1471
Leonard M. Tannenbaum	February 25, 2021	Open-Market Sale	5,100	$6.2016
Leonard M. Tannenbaum	February 26, 2021	Open-Market Sale	31,500	$6.1596
Leonard M. Tannenbaum	March 1, 2021	Open-Market Sale	63,779	$6.2053
Leonard M. Tannenbaum	March 2, 2021	Open-Market Sale	81,202	$6.2415
Leonard M. Tannenbaum	March 3, 2021	Open-Market Sale	14,985	$6.2517
Leonard M. Tannenbaum	March 4, 2021	Open-Market Sale	1,800	$6.25
Leonard M. Tannenbaum	March 9, 2021	Open-Market Sale	18,597	$6.256
Leonard M. Tannenbaum	March 10, 2021	Open-Market Sale	67,411	$6.257
Leonard M. Tannenbaum	March 11, 2021	Open-Market Sale	100,000	$6.2608
Leonard M. Tannenbaum	March 12, 2021	Open-Market Sale	100,000	$6.2615
Leonard M. Tannenbaum	March 15, 2021	Open-Market Sale	100,000	$6.2881
Leonard M. Tannenbaum	March 16, 2021	Open-Market Sale	77,050	$6.3046
Leonard M. Tannenbaum	March 18, 2021	Open-Market Sale	100	$6.25
Leonard M. Tannenbaum	March 19, 2021	Acquisition of Shares pursuant to the Merger Agreement	8,485,991	$6.16
Leonard M. Tannenbaum	March 19, 2021	Open-Market Sale	4,393	$6.2509
Leonard M. Tannenbaum	March 22, 2021	Open-Market Sale	4,500	$6.2502

1 Price per Share excludes commissions paid.

CUSIP No. 67401P 108	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2021

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM